Financial Statements

December 31, 2023

(With Independent Auditor's Report Thereon)

THE ACCOUNTANT LLC
THINK BEYOND NUMBERS

INDEPENDENT AUDITOR'S REPORT

To the Members,

Opinion

We have reviewed the accompanying financial statements of HAPTECH HOLDINGS, INC, which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statements of operations, members' equity, and cash flows for the period from March 14, 2022 (inception) through December 31, 2022 and January 1st 2023 through December 31st 2023 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the period from March 14, 2022 (inception) through December 31, 2022 and January 1st 2023 through December 31st 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our Review in accordance with auditing and review standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the review of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the review evidence we have obtained is sufficient and appropriate to provide a basis for our review opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Review of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an review conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an review in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the review.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform review procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the review in order to design review procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the review, significant review findings, and certain internal control related matters that we identified during the review.

The Accountant LLC

May 13 , 2024

HAPTECH HOLDINGS, INC
Balance Sheets
December 31, 2023 and 2022

	2022*	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ -	$ 24,066
Other Current Assets	-	-
Total current assets	-	24,066
Other Assets		
Fixed assets	-	6,050
Goodwill (Net Amortization)	235,416	210,416
Total Non-Curent Assets	235,416	216,466
Total Assets	$ 235,416	$ 240,532
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Outstanding checks more than bank balance	-	-
Accounts payable and accrued expenses	60,631	334,921
Other Liabilities	-	30,440
Due to affiliates and other related parties	15,200	20,200
Total Current Liabilities	76,382	376,191
Stockholders' Equity (Deficit)		
Stockholders' Equity	$ 300,000	$ 300,000
Preferred Stock – issued during the year	-	1,003,054
Income/ (Loss)	(140,415)	(1,307,667)
Retained Earnings (Deficit)	-	(140,415)
Total Liabilities and Equity	235,416	240,532

March 14th to December 31st, 2022

HAPTECH HOLDINGS, INC
December 31, 2023, and March 14th, 2022, to December 31st, 2022

Income Statement

	2022*	2023
Net Sales	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit (Loss)	-	-
Operating Expenses		
Salaries and wages	-	288,531
Research and Development	-	539,288
Depreciation, depletion, and amortization	14,583	25,000
General Business Expenses	20,571	337,208
Operating Income (Loss)	(35,154)	(1,190,027)
Other Expenses		
Other Expense (Note 5)	(105,261)	(117,640)
Total Expenses	(140,415)	(1,307,667)
Net Income (Loss)	(140,415)	(1,307,667)

.

March 14th to December 31st, 2022

HAPTECH HOLDINGS, INC
December 31, 2023, and March 14th, 2022, to December 31st, 2022

Cash Flow Statement

	2022*	2023
Net income (loss)	(140,415)	(1,307,667)
Items not requiring (providing) cash		
Amortization	14,583	25,000
Changes in		
Accounts payable	60,631	274,289
Other liability	-	30,258
Net cash provided by (used in) operating activities	(65,201)	(977,938)
Investing Activities		
Net borrowings from affiliates	15,200	5,000
Payment for purchase of Sonic Sensory Company	(250,000)	-
Purchase of Fixed assets	-	(6,050)
Net cash provided by (used in) investing activities	(234,800)	(1,050)
Financing Activities		
Proceeds from issuance of common stock	300,000	1,003,053
Proceeds from issuance of Preferred stock	-	-
Net cash provided by (used in) financing activities	299,454	1,003,053
Increase (Decrease) in Cash, Cash Equivalents		
Opening cash	-	-
Closing Cash	-	24,066

March 14th to December 31st, 2022

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Business Formation

HAPTECH HOLDINGS, INC. was incorporated under the General Corporation Law of the State of Delaware on March 14th, 2022, with total authority to issue 100,000 shares of Common Stock, $0.01 par value per share.

As of 26th May 2022, Company amended authority to issue shares to 10,000,000 shares $0.01 par value per share.

As of March 15, 2023, Company amended authority to issue shares to (i) 16,000,000 shares of Common Stock, $0.01 par value per share, and (ii) 6,000,000 shares of Preferred Stock, $0.01 par value per share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company does consider uninvested cash held in investment accounts as cash or cash equivalents. On December 31, 2022, and December 31st, 2023, cash equivalents consisted primarily of money market accounts with brokers and certificates of deposit.

On December 31, 2022, and December 31, 2023, the Company cash accounts does not exceed federally insured limits.

Goodwill

The Company elected the private company accounting alternative for identifiable intangible assets in a business combination. Under this alternative, certain customer-related intangible assets and noncompetition agreements are subsumed into goodwill and are no longer required to be recognized separately in the accounting for a business combination.

The Company also has elected the private company accounting alternative for amortizing goodwill. Under this alternative, goodwill is amortized on a straight-line basis over 10 years. The

Company tests goodwill for impairment when there is a triggering event indicating that the fair value of the entity reporting unit may be below it is carrying amount.

The intangible assets the company has summed up into Goodwill are comprised of multiple patents acquired through the foreclosure of distressed debt that the Company purchased from Silicon Valley Bank in 2022 (See Note 3 below). Some of the patents acquired were:

1) US Patent 11,684,112 "Vibrating Footwear Device and Entertainment System for Use Therewith"
2) US Patent 11,159,884 "Multi-Channel Audio Vibratory Entertainment System"
3) US Patent 11,086,400 "Graphical User Interface for Controlling Haptic Vibrations"
4) US Patent 10,835,924 "Haptic Transducer Device and Insole for Receiving the Same"
5) US Patent 10,729,974 "Modular System for Building Variable Interactive Platforms and Enclosures for Deep Multisensory Immersion into Audio and Audio-Visual Entertainment"
6) US Patent 10,535,195 "Virtual Reality System with Drone Integration"

Additionally, Patents (1), (2), (4) and (5) were independently valued in October 2021 by PATSNAP, a company which analyzes and values individual companies' patents by combing through billions of datasets globally and assessing a value of patents based on potential licensing revenues and infringement events. At that time, those four patents were valued at $3,582,000, in excess of the $250,000 which HapTech paid for the debt which gave it ownership of the full portfolio of patents (Note 3).

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration that it expects to be entitled to in exchange for those goods or services. The amount and timing of revenue recognition varies based on the nature of the goods or services provided and the terms and conditions of the customer contract.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

As of December 31,2023, The Company had federal and state net operating loss carryforward, which are available to offset future taxable Income. The Company has not generated income, so it can not determine if it is more likely than not he benefit related to the deferred tax assets will be fully realized as a result no assets as be recorded in the books.

Note 2.   Acquired Intangible Assets and Goodwill

	2022*	2023
Balance as of January 1		
Goodwill	$ -	$ 250,000
Goodwill acquired during the year	250,000	250,000
Amortization expense	14,583	36,583
Balance as of December 31		
Goodwill	235,417	210,417

*March 14th to December 31st, 2022

Note 3.   Business Acquisitions

In 2022, the Company acquired, from Silicon Valley Bank, Inc., $1.7 million in outstanding bank debt of SonicSensory, Inc. in a distressed sale. The total cost to HapTech was $250,000, which was paid in cash on June 01, 2022, to Silicon Valley Bank.

Goodwill recognized in those transactions amounted to $250,000, and that amount is expected to be fully deductible for tax purposes. Goodwill was assigned entirely to the product segment of the business.

The Company did not acquire any tangible or intangible assets or liabilities as of the acquisition but believe the product knowledge and technology developed by the company can generate value in future.

Note 4. Stockholders' Equity

Summary Cap Table 2023

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised
Common Stock classes					
Common (CS) Stock	16,000,000	6,304,350	6,304,350	73.832%	$ 300,000.00
Total Common Stock issued and outstanding			6,304,350	73.832%	$ 300,000.00
Preferred Stock classes					
Series A1 Preferred (PA1) Stock	463,720	463,720	463,720	5.431%	$ 362,500.30
Series A2 Preferred (PA2) Stock	2,546,280	770,730	770,730	9.026%	$ 640,000.00
Total Preferred Stock issued and outstanding			1,234,450	14.457%	$1,002,500.30
2022 Stock Option Incentive Plan	1,000,000				
Options and RSUs issued and outstanding			453,543	5.312%	
Shares available for issuance under the plan			546,457	6.400%	
Totals			8,538,800	1.00	1,302,500

Summary Cap table 2022

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised
Common Stock classes					
Common (CS) Stock	100,000	6,304,350	6,304,350	92.652%	$300,000.00
Total Common Stock issued and outstanding			6,304,350	92.652%	$300,000.00
2022 Stock Option Incentive Plan	500,000				
Shares available for issuance under the plan			500,000	7.348%	
Totals			6,804,350	1	300,000

*March 14th to December 31st, 2022

Note 5. Other Expenses

Below are the details for other expenses

	2022* Amount	2023 Amount
Advertising & marketing	-	15,650
Insurance	-	11,705
Interest paid	-	36
Legal & accounting services	101,073	46,437
Meals	1,335	5,557
Office expenses	417	8,013
Supplies	300	-
Taxes paid	-	837
Travel	2,135	29,396
Interest earned	-	9
	105,261	**117,640**

*March 14th to December 31st, 2022